

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

April 6, 2010

Robin Risser
Advanced Photonix, Inc.
2925 Boardwalk
Ann Arbor, MI 48104

      Re: Advanced Photonix, Inc.
             Form 10-K for the fiscal year ended March 31, 2009
             Filed June 29, 2009
             File No. 1-11056

Dear Mr. Risser:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                       Sincerely,

                       Brian Cascio
                       Accounting Branch Chief